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                                                                                                                 EXHIBIT 12
                                             COLUMBUS SOUTHERN POWER COMPANY
                           Computation of Consolidated Ratio of Earnings to Fixed Charges and
                                     Preferred Stock Dividend Requirements Combined
                                            (in thousands except ratio data)
                                                                                                                 Twelve
                                                                                                                 Months
                                                                                                                 Ended
                                                                     Year Ended December 31,                     March 31,
                                                      1989        1990        1991        1992       1993          1994
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . $ 75,323    $ 76,181    $ 80,245    $ 75,866    $ 74,119      $ 74,381
  Interest on Other Long-term Debt. . . . . . . . .   12,079      12,276      11,489      11,430      10,436        10,300
  Interest on Short-term Debt . . . . . . . . . . .    2,476       7,539       3,665       3,282       1,305           904
  Miscellaneous Interest Charges. . . . . . . . . .    2,216       2,361       2,663       3,158       4,036         4,134
  Estimated Interest Element in Lease Rentals . . .    3,700       4,900       5,600       4,100       3,700         3,700
       Total Fixed Charges. . . . . . . . . . . . .   95,794     103,257     103,662      97,836      93,596        93,419
  Preferred Stock Dividend Requirements (a) . . . .   14,375       5,246       7,239      13,889      11,062        11,062
       Total Fixed Charges and Preferred Stock
         Dividend Requirements Combined . . . . . . $110,169    $108,503    $110,901    $111,725    $104,658      $104,481

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . . $113,376    $ 96,000    $ 66,979    $ 76,244    $(55,898)     $(49,476)
  Plus Federal Income Taxes . . . . . . . . . . . .   24,273       6,178       1,074      27,389      34,154        37,107
  Plus State Income Taxes . . . . . . . . . . . . .        2           2           1        -           -             -
  Plus Fixed Charges (as above) . . . . . . . . . .   95,794     103,257     103,662      97,836      93,596        93,419
       Total Earnings . . . . . . . . . . . . . . . $233,445    $205,437    $171,716    $201,469    $ 71,852      $ 81,050

Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividend Requirements . . . . . . . . . . .     2.11        1.89        1.54        1.80        0.68(b)       0.77(b)


(a)  Represents Preferred  Dividend  requirements less  the  effect of Preferred Dividend deduction for Federal income tax purposes ($624,000  and $326,000 for  the years ended December 31, 1989 and  December 31, 1990, respectively and none for the years ended December 31, 1991 through December 31, 1993 and the 12 months ended March 31, 1994) multiplied by the ratio of Income before income taxes to  Net Income with the Preferred  Dividend deduction added  to the result of the calculation.
(b)  Ratio includes the  effect of the Loss from Zimmer Plant Disallowance of $144,533,000 (net of applicable income taxes
     of  $14,534,000).   As a result,  earnings for  the twelve months  ended  December  31, 1993 and  March 31, 1994 were inadequate to cover fixed charges and preferred stock dividend requirements combined by $32,806,000 and  $23,431,000,
     respectively.   If the effect of the Loss from Zimmer Plant Disallowance were  excluded, the ratio would  be 2.08 for the twelve months ended December 31, 1993 and 2.17 for the twelve months ended March 31, 1994.
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